UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Torchlight Energy Resources, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

89102U103

(CUSIP number)

David Moradi

379 West Broadway

New York, New York 10012

212-404-6670

(Name, address and telephone number of person authorized to receive notices and communications)

June 3, 2016

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89102U103

1.	NAMES OF REPORTING PERSONS David Moradi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 2,263,041 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 2,263,041 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,263,041 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1% (2)
14.	TYPE OF REPORTING PERSON* IN

(1)	Includes 985,221 shares of common stock, par value $0.001 (“Common Stock”), of Torchlight Energy Resources, Inc. (the “Issuer”), issuable upon the conversion of Series B Convertible Preferred Stock of the Issuer on an as-converted basis.
(2)	Based on 36,165,741 shares of common stock, $0.001 par value per share, outstanding as of May 11, 2016, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on May 16, 2016, plus the 985,221 shares of Common Stock issuable upon the conversion of the Series B Convertible Preferred Stock of the Issuer on an as-converted basis.

CUSIP No. 89102U103

1.	NAMES OF REPORTING PERSONS Anthion Partners II LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 2,263,041 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 2,263,041 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,263,041 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1% (2)
14.	TYPE OF REPORTING PERSON* OO

(1)	Includes 985,221 shares of Common Stock issuable upon the conversion of Series B Convertible Preferred Stock of the Issuer on an as-converted basis.
(2)	Based on 36,165,741 shares of common stock, $0.001 par value per share, outstanding as of May 11, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on May 16, 2016, plus the 985,221 shares of Common Stock issuable upon the conversion of the Series B Convertible Preferred Stock of the Issuer on an as-converted basis.

ITEM 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.001 par value per share (the “Common Stock”), of Torchlight Energy Resources, Inc., a corporation organized and existing under the laws of the State of Nevada (the “Issuer”). The principal executive offices of the Issuer are located at: 5700 West Plano Pkwy, Suite 3600, Plano, Texas, 75093.

This Schedule 13D relates to the 2,263,041 shares of Common Stock directly held by Anthion Partners II LLC, for which David Moradi serves as managing member.

ITEM 2.	Identity and Background.

a) The Reporting Persons are:

1.	David Moradi, and

2.	Anthion Partners II LLC (“Anthion” and together with Mr. Moradi, the “Reporting Persons”).

(b) The business address of each of the Reporting Persons is:

379 West Broadway

New York, New York 10012.

(c) Anthion’s principal business is investment, and Mr. Moradi’s principal occupation is serving as the managing member of Anthion and the founder and managing member of Anthion Management, LLC. The principal business of Anthion Management, LLC is investment.

(d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor are the Reporting Persons subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Citizenship of the Reporting Persons is as follows:

1.	David Moradi – United States of America

2.	Anthion – Delaware

The Reporting Persons have agreed to jointly file this Schedule 13D. A Joint Filing Agreement is filed herewith.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price (excluding commissions) of the 2,263,041 shares of Common Stock directly held by Anthion reported herein was approximately $3,299,575.00. The shares of Common Stock are not currently held in a margin account. Such shares of Common Stock were purchased with the working capital of Anthion in open market transactions through brokers, with the personal funds of Mr. Moradi, as an investor in Anthion, and with affiliated funds of Mr. Moradi invested in Anthion.

ITEM 4.	Purpose of Transaction.

The information contained in Items 3 and 5(c) of this Schedule 13D regarding the acquisition of the 2,263,041 shares of Common Stock is incorporated by reference herein.

The Reporting Persons originally acquired beneficial ownership of the shares of Common Stock reported in this Schedule 13D for investment purposes and believed at that time that such shares of Common Stock were undervalued and were an attractive investment.

The Reporting Persons expect to engage in discussions with management and members of the board of directors of the Issuer as well as other stockholders of the Issuer regarding composition of the board of directors, potentially making changes to the management of the Issuer and other potential actions, which may also include proposing or considering one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities or derivative or other instruments that are based upon or relate to the value of the shares of Common Stock or the Issuer (collectively, the “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a)	Each of the Reporting Persons beneficially owns 2,263,041 shares of Common Stock held by Anthion, including 985,221 shares of Common Stock issuable upon the conversion of 20,000 shares of Series B Convertible Preferred Stock. The Reporting Persons also hold the Warrants (as defined in Item 6 below), but the Warrants are not presently exercisable. The percentages set forth below and on pages 2 and 3 hereof are based on 36,165,741 shares of Common Stock outstanding as of May 11, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on May 16, 2016 plus the 985,221 shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock.

(b)	(i) As the managing member and controlling person of Anthion, Mr. Moradi has sole voting and dispositive power with respect to the 2,263,041 shares of Common Stock held by Anthion. Accordingly, Mr. Moradi may be deemed to beneficially own 6.1% of the Issuer’s issued and outstanding Common Stock. In addition, Mr. Moradi, as the managing member and controlling person of Anthion, has sole voting and dispositive power of, and is deemed to beneficially own, the 20,000 shares of the Issuer’s Series B Convertible Preferred Stock held by Anthion, as described below.

(ii) As the holder of the shares, Anthion has sole voting and dispositive power with respect to the 2,263,041 shares of the Issuer’s Common Stock. Accordingly, Anthion may be deemed to beneficially own 6.1% of the Issuer’s issued and outstanding Common Stock. Anthion also holds and, as a result, has sole voting and dispositive power with respect to 20,000 shares of the Issuer’s Series B Convertible Preferred Stock.

(c)	The Reporting Persons have given effect to the following transactions with respect to the Issuer’s Common Stock during the past 60 days:

Date	Transaction	Shares	Price
5/10/2016	Sale of shares of Common Stock	3,675	$0.79	(1)
5/12/2016	Sale of shares of Common Stock	2,176	$0.78	(1)
5/13/2016	Sale of shares of Common Stock	33,288	$0.73	(1)
5/16/2016	Sale of shares of Common Stock	1,200	$0.75	(1)
5/17/2016	Sale of shares of Common Stock	8,073	$0.73	(1)
5/18/2016	Sale of shares of Common Stock	1,500	$0.70	(1)
5/20/2016	Sale of shares of Common Stock	21,000	$0.70	(1)
5/24/2016	Sale of shares of Common Stock	4,206	$0.69	(1)
5/25/2016	Sale of shares of Common Stock	5,274	$0.69	(1)
5/26/2016	Sale of shares of Common Stock	1,832	$0.68	(1)
5/27/2016	Sale of shares of Common Stock	10,900	$0.68	(1)
6/2/2016	Sale of shares of Common Stock	12,558	$0.78	(1)

(1)	The price reported in this column is a weighted average price. These shares of Common Stock were sold in multiple transactions. The reported price for the share sales made on May 10, 2016 is based on prices ranging from a low of $0.77 per share to a high of $0.80 per share. The reported price for the share sales made on May 12, 2016 is based on prices ranging from a low of $0.75 per share to a high of $0.78 per share. The reported price for the share sales made on May 13, 2016 is based on prices ranging from a low of $0.72 per share to a high of $0.76 per share. The reported price for the share sales made on May 16, 2016 is based on prices ranging from a low of $0.68 per share to a high of $0.82 per share. The reported price for the share sales made on May 17, 2016 is based on prices ranging from a low of $0.63 per share to a high of $0.73 per share. The reported price for the share sales made on May 18, 2016 is based on prices ranging from a low of $0.69 per share to a high of $0.73 per share. The reported price for the share sales made on May 20, 2016 is based on prices ranging from a low of $0.67 per share to a high of $0.70 per share. The reported price for the share sales made on May 24, 2016 is based on prices ranging from a low of $0.65 per share to a high of $0.71 per share. The reported price for the share sales made on May 25, 2016 is based on prices ranging from a low of $0.65 per share to a high of $0.71 per share. The reported price for the share sales made on May 26, 2016 is based on prices ranging from a low of $0.66 per share to a high of $0.68 per share. The reported price for the share sales made on May 27, 2016 is based on prices ranging from a low of $0.66 per share to a high of $0.68 per share. The reported price for the share sales made on June 2, 2016 is based on prices ranging from a low of $0.75 per share to a high of $0.79 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price set forth above.

(d)	No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock held by the Reporting Persons other than the Reporting Persons.

(e)	Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Anthion holds a warrant to purchase 492,610 total shares of the Issuer’s Common Stock at $2.23 per share, exercisable until September 2020 and a warrant to purchase 1,250,000 total shares of the Issuer’s Common Stock at $2.03 per share, exercisable until October 2018 (collectively the “Warrants”). However, Anthion is prohibited from exercising either of the Warrants while it beneficially owns in excess of 4.99% (the “Maximum Percentage”) of the shares of the Issuer’s Common Stock currently issued and outstanding. As a result, Anthion will not have the right to exercise either of the Warrants, except to the extent the number of shares of Common Stock beneficially owned by Anthion (together with its affiliates and any other member of a “group”) will not, after giving effect to such exercise, exceed the Maximum Percentage.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and between the Reporting Persons.

99.2	Warrant to Purchase Common Shares of Torchlight Energy Resources, Inc., dated September 28, 2015.

99.3	Three Year Purchase Warrant to Purchase Common Stock of Torchlight Energy Resources, Inc., dated October 6, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 7, 2016

DAVID MORADI

/s/ David Moradi
David Moradi

ANTHION PARTNERS II LLC

/s/ David Moradi
By: David Moradi
Title: Managing Member